THE LIMITED, INC. REPORTS FIRST QUARTER EARNINGS


COLUMBUS, Ohio, May 17, 1999 -- The Limited, Inc. (NYSE/LSE: LTD) today reported that sales for the first quarter ended May 1, 1999, increased 5% to $2.105 billion from $2.008 billion last year. Sales increased 12% in the first quarter after excluding the 1998 sales of Abercrombie & Fitch Co. (NYSE: ANF) ("A&F"), which became an independent public company in May 1998. Comparable store sales increased 12% for the quarter.

Earnings per diluted share were $.14 for the quarter ended May 1, 1999, an increase of 56% compared to adjusted earnings per diluted share of $.09 for 1998, which reflect the separation of A&F from The Limited, Inc. as if it had occurred at the beginning of fiscal 1998 and exclude special and nonrecurring items. Operating income was $69.4 million, an increase of 51% compared to an adjusted $46.0 million for the same quarter last year, and net income was $33.5 million, an increase of 64% compared to an adjusted $20.5 million last year.

The earnings results were a significant increase over Wall Street estimates, and are primarily a result of improved first quarter performances at Express, Lerner New York, Lane Bryant and Limited Too, as well as Intimate Brands, Inc. (NYSE:IBI).

Additionally, due to the momentum in the apparel brands, the Company now expects to report second quarter earnings per share of $.18.

Leslie H. Wexner, Chairman and Chief Executive Officer, said, "We are encouraged that the branding process which has produced such success at Victoria's Secret and Bath & Body Works is beginning to have an impact at the apparel brands."

The Limited, Inc., through Express, Lerner New York, Lane Bryant, Limited Stores, Structure, Limited Too, Galyan's and Henri Bendel, presently operates 3,408 specialty stores. The Company also owns approximately 84% of Intimate Brands, Inc. (NYSE: IBI), the leading specialty retailer of intimate apparel, beauty and personal care products through the Victoria's Secret and Bath & Body Works brands. Victoria's Secret products are available through 849 lingerie and beauty stores, the Victoria's Secret Catalogue and online at www.VictoriasSecret.com. Bath and Body Works products are available in 1,101 stores.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: All forward-looking statements made by the Company involve material risks and uncertainties and are subject to change based on various important factors which may be beyond the Company's control. Accordingly, the Company's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to; those described in the Company's filings with the Securities and Exchange Commission. The Company does not undertake to publicly update or revise its forward- looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

                                                        ###

For further information, please contact:     Tom Katzenmeyer
                                             Vice President, Investor Relations
                                             The Limited, Inc.
                                             614-415-7076
                                             www.limited.com

                      THE LIMITED, INC. and SUBSIDIARIES
                             FIRST QUARTER REPORT
                                  May 1, 1999


The following are The Limited, Inc.'s unaudited results for the thirteen weeks ended May 1, 1999 compared to the thirteen weeks ended May 2, 1998.


                                                                Thirteen              Thirteen           Percent
                                                              Weeks Ended           Weeks Ended         Increase/
                                                              May 1, 1999           May 2, 1998        (Decrease)
                                                              -----------           ------------       ----------
                                                          (in thousands except per share data)

Net Sales                                                       $2,104,798            $2,008,077            4.8%

Income Before Income Taxes                                         $60,546              $137,469          (56.0%)

Net Income                                                         $33,546               $79,469          (57.8%)

Net Income (Excluding Special and Nonrecurring Items
and Gain in Connection with Initial Public Offerings)              $33,546               $25,836           29.8%

Diluted Earnings Per Share                                           $0.14                 $0.28          (50.0%)

Basic Earnings Per Share                                             $0.15                 $0.29          (48.3%)

Diluted Earnings Per Share (Excluding
   Special and Nonrecurring Items and Gain
   in Connection with Initial Public Offerings)                      $0.14                 $0.09           55.6%

Weighted Average Dilutive Shares Outstanding                       235,547               279,362

Weighted Average Shares Outstanding - No Dilution                  227,733               273,838


For Further Information Contact:                                       Tom Katzenmeyer at 614-415-7076
